Exhibit 99.3

SUNCAR TECHNOLOGY GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SunCar Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SunCar Technology Group Inc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’(deficit) equity and cash flows for each of the years ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended December 31, 2023, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore, Singapore

April 29, 2024

Enrome LLP	143 Cecil Street #19-03/04	www.enrome-group.com
	GB Building Singapore 069542	admin@enrome-group.com

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023

ASSETS
Current assets
Cash	$21,200	$30,854
Restricted cash	2,717	2,741
Short-term investments	26,544	21,596
Accounts receivable, net	85,619	56,043
Prepaid expenses and other current assets, net	9,270	63,963
Total current assets	145,350	175,197

Non-current assets
Long-term investment	290	282
Software and equipment, net	18,491	22,466
Deferred tax assets, net	13,070	11,998
Other non-current assets	14,423	12,012
Right-of-use assets	344	1,280
Total non-current assets	46,618	48,038
TOTAL ASSETS	$191,968	$223,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$74,653	$83,029
Accounts payable	24,200	26,641
Deferred revenue	3,569	3,050
Tax payables	2,042	1,364
Accrued expenses and other current liabilities	4,849	4,809
Amount due to a related party, current	45,564	4,751
Operating lease liability, current	315	748
Total current liabilities	155,192	124,392

Non-current liabilities
Operating lease liability, non-current	-	504
Amount due to a related party, non-current	-	29,688
Warrant liabilities	-	661
Total non-current liabilities	-	30,853
Total liabilities	$155,192	$155,245

Commitments and contingencies (Note 20)

Shareholders’(deficit)/equity
Class A Ordinary shares* (par value of US$0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2022 and 2023, respectively; 31,971,435 and 40,076,493 Class A Ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	$3	$4
Class B Ordinary shares* (par value of US$0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2022 and 2023, respectively; 49,628,565 and 49,628,565 Class B Ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	5	5
Additional paid in capital	95,764	144,160
Accumulated deficit	(99,580)	(126,724)
Accumulated other comprehensive loss	(1,476)	(1,367)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ (deficit)/equity	(5,284)	16,078
Non-controlling interests	42,060	51,912
Total equity	36,776	67,990
TOTAL LIABILITIES AND EQUITY	$191,968	$223,235

*	Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the year Ended December 31,
	2021	2022	2023

Revenues
Auto service	$187,880	$199,294	$214,979
Auto eInsurance service	56,766	67,640	118,109
Technology service	4,589	15,479	30,658
Total revenues	249,235	282,413	363,746

Operating cost and expenses
Integrated service cost	(156,852)	(166,793)	(209,553)
Promotional service expenses	(55,222)	(65,500)	(112,504)
Selling expenses	(12,731)	(16,477)	(20,578)
General and administrative expenses	(10,420)	(37,742)	(22,462)
Research and development expenses	(3,651)	(8,478)	(14,111)
Total operating costs and expenses	(238,876)	(294,990)	(379,208)
Operating profit/(loss)	10,359	(12,577)	(15,462)

Other income/(expenses)
Financial expenses, net	(3,045)	(3,659)	(4,435)
Investment income	759	441	518
Change of fair value of warrant liabilities	-	-	(629)
Other income, net	2,457	5,121	5,001
Total other income, net	171	1,903	455

Income/(loss) before income tax expense	10,530	(10,674)	(15,007)
Income tax expense	(938)	(231)	(2,572)
Income/(Loss) from continuing operations, net of tax	9,592	(10,905)	(17,579)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(27,682)	(994)	-
Net loss	(18,090)	(11,899)	(17,579)

Net income/(loss) from continuing operations	9,592	(10,905)	(17,579)
Less: Net income/(loss) attributable to non-controlling interests of continuing operations	5,650	(5,230)	9,333
Net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	3,942	(5,675)	(26,912)

Loss from discontinued operations, net of tax	(27,682)	(994)	-
Less: Net loss attributable to non-controlling interests of discontinue operations	(19)	-	-
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(27,663)	(994)	-
Net loss attributable to the Company’s ordinary shareholders	(23,721)	(6,669)	(26,912)

Net income/(loss) per ordinary share from continuing operations:
Basic and diluted	$0.05	$(0.07)	$(0.31)

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.34)	$(0.01)	$-

Net loss attributable to the Company’s ordinary shareholders per ordinary share
Basic and diluted	$(0.29)	$(0.08)	$(0.31)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	81,600,000	81,600,000	85,441,057

Income/ (loss) from continuing operations before non-controlling interests	$9,592	$(10,905)	$(17,579)
Loss from discontinued operations, net of tax	(27,682)	(994)	-
Net loss	(18,090)	(11,899)	(17,579)
Other comprehensive income/(loss)
Foreign currency translation difference	907	(2,410)	(1,137)
Total other comprehensive income/(loss)	907	(2,410)	(1,137)

Total comprehensive loss	(17,183)	(14,309)	(18,716)
Less: total comprehensive income/(loss) attributable to non-controlling interest	6,839	(9,801)	8,087
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(24,022)	$(4,508)	$(26,803)

*	Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A		Class B		Treasury		Additional		Accumulated other	Total Company’s	Non-	Total
	Ordinary Shares		Ordinary Shares		shares		paid-in	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Share*	Amount	Share	Amount	Share	Amount	capital	deficit	comprehensive loss	equity/(deficit)	interests	equity
Balance as of December 31, 2020	31,971,435	$3	49,628,565	$5	-	$-	75,497	$(69,190)	$(3,336)	$2,979	$46,492	$49,471
Repurchase of non-controlling interests	-	-	-	-	-	-	(236)	-	-	(236)	(948)	(1,184)
Net (loss)/profit	-	-	-	-	-	-	-	(23,721)	-	(23,721)	5,631	(18,090)
Dividend paid to noncontrolling shareholders	-	-	-	-	-	-	-	-	-	-	(6,620)	(6,620)
Share-based compensation of subsidiary	-	-	-	-	-	-	(157)	-	-	(157)	2,136	1,979
Foreign currency translation	-	-	-	-	-	-	-	-	(301)	(301)	1,208	907
Balance as of December 31, 2021	31,971,435	$3	49,628,565	$5	-	$-	75,104	$(92,911)	$(3,637)	$(21,436)	$47,899	$26,463
Repurchase of non-controlling interests	-	-	-	-	-	-	(276)	-	-	(276)	(234)	(510)
Net loss	-	-	-	-	-	-	-	(6,669)	-	(6,669)	(5,230)	(11,899)
Disposal of Shengda Group	-	-	-	-	-	-	21,059	-	-	21,059	2,163	23,222
Share-based compensation of subsidiary	-	-	-	-	-	-	(123)	-	-	(123)	2,033	1,910
Foreign currency translation	-	-	-	-	-	-	-	-	2,161	2,161	(4,571)	(2,410)
Balance as of December 31, 2022	31,971,435	$3	49,628,565	$5	-	$-	95,764	$(99,580)	$(1,476)	$(5,284)	$42,060	$36,776
Net (loss)/profit	-	-	-	-	-	-	-	(26,912)	-	(26,912)	9,333	(17,579)
Adoption of ASC326	-	-	-	-	-	-	-	(232)	-	(232)	(264)	(496)
Reverse recapitalization **	1,873,010	-	-	-	-	-	(2,506)	-	-	(2,506)	-	(2,506)
Conversion of Public Rights **	610,000	-	-	-	-	-	-	-	-	-	-	-
Equity financing through Private Placement **	2,173,657	-	-	-	-	-	21,736	-	-	21,736	-	21,736
Issuance of ordinary shares, net of offering costs **	3,255,988	-	-	-	-	-	18,467	-	-	18,468	-	18,468
Offering costs in the Business Combination	-	-	-	-	-	-	(910)	-	-	(910)	-	(910)
Issuance of GEM Warrants	-	-	-	-	-	-	1,818	-	-	1,818	-	1,818
Exercise of warrants **	192,403	-	-	-	-	-	2,213	-	-	2,213	-	2,213
Shares repurchase	-	-	-	-	(200,000)	-	(2,000)	-	-	(2,000)	-	(2,000)
Share-based compensation	-	-	-	-	-	-	9,578	-	-	9,578	2,029	11,607
Foreign currency translation	-	-	-	-	-	-	-	-	109	109	(1,246)	(1,137)
Balance as of December 31, 2023	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(126,724)	$(1,367)	$16,078	$51,912	$67,990

*	Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

**	The amounts of Class A Ordinary Shares were less than one thousand dollars.

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) from continuing operations	$9,592	$(10,905)	$(17,579)
Net loss from discontinued operations	(27,682)	(994)	-
Net loss	(18,090)	(11,899)	(17,579)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision (Reversal) for credit losses	148	25,981	(4,112)
Depreciation and amortization	4,055	5,078	4,114
Amortization of right-of-use assets	-	619	754
Share-based compensation of subsidiary	1,668	1,599	1,519
Share-based compensation of the Group	-	-	9,776
Loss/(gain) on disposal of software and equipment	27	-	(27)
Deferred income tax (benefit) expense	(1,124)	(1,951)	701
Fair value changes of warrant liabilities	-	-	629
Financing expense related to issuance of GEM Warrants	-	-	377
Changes in operating assets and liabilities:
Accounts receivable	(35,071)	(32,640)	30,822
Prepaid expenses and other current assets	3,181	(3,850)	(55,908)
Accounts payable	13,608	(5,019)	3,140
Deferred revenue	813	1,858	(418)
Accrued expenses and other current liabilities	(14,976)	2,548	(288)
Tax payable	(1,026)	(280)	(621)
Operating lease liabilities	-	(615)	(680)
Amount due to a related party	-	1,485	150
Net cash used in operating activities of continuing operations	(19,105)	(16,092)	(27,651)
Net cash used in operating activities of discontinued operations	(6,462)	(52)	-
Total net cash used in operating activities	(25,567)	(16,144)	(27,651)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software and equipment	(1,284)	(4,351)	(4,928)
Proceeds from disposal of software and equipment	-	-	54
Purchase of short-term investment	(9,839)	-	(518)
Proceeds from the redemption of short-term investment	-	149	4,719
Purchase of other non-current assets	(8,968)	(1,200)	(1,721)
Net cash (used in) provided by investing activities of continuing operations	(20,091)	(5,402)	(2,394)
Net cash used in investing activities of discontinued operations	(591)	(517)	-
Total net cash (used in) provided by investing activities	(20,682)	(5,919)	(2,394)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term loan	76,812	122,249	104,506
Repayments of short-term loan	(70,193)	(111,103)	(93,970)
Repayments of payables to a related party	-	-	(10,000)
Proceeds from issuance of ordinary shares, net of issuance cost	-	-	18,468
Cash required on reverse recapitalization	-	-	68
Proceeds from Private Placement	-	-	21,737
Payment for offering cost related to Business Combination	-	-	(588)
Shares repurchase	-	-	(2,000)
Exercise of warrants	-	-	2,213
Repurchase of non-controlling interests	(1,184)	(510)	-
Dividend paid to non-controlling shareholders	(6,620)	-	-
Net cash (used in) provided by financing activities of continuing operations	(1,185)	10,636	40,434
Net cash provided by financing activities of discontinued operations	1,119	-	-
Total net cash (used in) provided by financing activities	(66)	10,636	40,434

Effect of exchange rate changes	1,827	(2,573)	(711)

Net change in cash and restricted cash	(44,488)	(14,000)	9,678

Cash and restricted cash, beginning of the year	$82,405	$37,917	$23,917
Cash and restricted cash, end of the year	$37,917	$23,917	$33,595

Less: cash of discontinued operations at end of year	570	-	-
Cash and restricted cash at end of year for continuing operations	$37,347	$23,917	$33,595

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$34,517	$21,200	$30,854
Restricted cash	$2,830	$2,717	$2,741
Total cash and restricted cash	$37,347	$23,917	$33,595

Supplemental disclosures of cash flow information:
Income tax paid	$3,472	$2,459	$-
Interest expense paid	$3,087	$3,780	$2,577

Supplemental disclosures of non-cash activities:
Disposal of Shengda Group	-	23,222	-
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$311	$311	$-
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	$-	$972	$1,702
Software and equipment transferred from other non-current assets	$-	$12,150	$3,727,781
Prepaid financing expense related to issuance of GEM Warrants	$-	$-	$1,441,826

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology.

Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, the separate corporate existence of Goldenbridge ceasing and SunCar Technology continuing as the surviving corporation; (ii) the Merger Sub was merged with and into SunCar, the Merger Sub ceasing and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing auto service, auto eInsurance service and technology service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to March 2022, the Group also engaged in the business of financial leasing through its subsidiaries, Shengda Automobile Service Group Co. Limited (“Shengda Group”). During the year ended December 31, 2021, the Group reached a resolution to dispose Shengda Group. On March 1, 2022, the Group transferred the total equity of Shengda Group, to a related party at a nominal consideration of RMB1, for the purpose of focusing on providing auto service and auto eInsurance service (See Note 3 Discontinued Operations). As of December 31, 2022, the disposal of Shengda Group was completed.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), Goldenbridge and SunCar Technology consummated the closing of the Transaction of Goldenbridge and SunCar Technology, following the approval at a Special Meeting of the shareholders on April 14, 2023. Following the consummation of the Transaction, Goldenbridge as a wholly-owned subsidiary of SunCar Technology and the outstanding shares of Goldenbridge being converted into the right to receive shares of SunCar Technology, the combined company will retain the SunCar Technology name.

SunCar was determined to be the accounting acquirer given it effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Goldenbridge was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. SunCar is determined as the accounting acquirer and the historical financial statements of SunCar became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares and Convertible Preferred Shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. Net loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ equity for the years ended December 31, 2021, 2022 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 418,668,614 to 81,600,000 (including 1,600,000 Earnout Shares, See Note 15) for the years ended December 31, 2021, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The net loss per share before and after the retrospective adjustments are as follows.

	For the years ended December 31,
	2021		2022
	Before adjustment	After adjustment	Before adjustment	After adjustment

Net income (loss) from continuing operation attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$0.01	$0.05	$(0.03)	$(0.07)

Net loss from discontinued operation attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.12)	$(0.34)	$-	$(0.01)

Net income attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.11)	$(0.29)	$(0.03)	$(0.08)

As of December 31, 2023, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.89%	Auto service
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.51%	Auto eInsurance service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b).	Basis of presentation

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c).	Cash

Cash consist of cash on hand and cash in banks. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d).	Restricted cash

Restricted cash represented a guaranteed deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $507 recognized as of January 1, 2023.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(f).	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three-months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

(g).	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to suppliers, value-added tax receivables, and other current assets. Advances to suppliers are prepayment to suppliers in the procurement of services from auto service providers, technology service providers, and promotion service providers. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Group. The Group reviews its advance to suppliers on a periodic basis and makes general and specific allowances when amounts outstanding are not likely to be collected in cash or utilized against receive of services.

(h).	Software and equipment, net

Software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5, 10 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as software and equipment and are generally amortized beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(i).	Other non-current assets

The Group recognizes other non-current assets, which primarily consisted of private clouds in construction and prepayment for equipment, at their initial cost. Private clouds in construction are recorded at the cumulative cost incurred, including the purchase price and any directly attributable costs to it.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j).	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

(k).	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested $290, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

(l).	Accounts payable

Accounts payable is payable to suppliers in the procurement of service to auto service providers to customized services for end consumers of the enterprise clients, and promotional service to channels.

(m).	Short-term loan

Short-term loan represents the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loan includes borrowings with maturity terms shorter than one year.

(n).	Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model. For the years ended December 31, 2023, the Group recognized change of fair value of the Private Warrants of $629.

(p).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(p)	Fair value measurement - Continued

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities, and warrant liabilities. As of December 31, 2022 and 2023, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31 and May 17, 2023.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2023	$-	$-	$661	$661
As of May 17, 2023	$-	$-	$32	$32

The fair value of the Private Warrants (See Note 12) is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2023, the fair value of the Private Warrants was $3.78 per share, with an exercise price of $11.50 per share. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Private Warrants
Fair value as of December 31, 2022	$-
Acquired from the Business Combination	32
Settlements	-
Change in fair value	629
Fair value as of December 31, 2023	$661

The significant unobservable inputs used in the measurement of fair value of Private Warrant as of December 31, 2023 are as follows:

As of December 31, 2023
Expected term (in years)	4.38
Volatility	64.34%
Risk-free interest rate	3.90%
Dividend yield	-

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q).	Revenue recognition

The Group’s revenues are mainly generated from providing auto service, auto eInsurance service and technology service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto service

The Group defines enterprise clients as the Group’s customers and the Group sells auto service coupons to enterprise clients, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

Auto eInsurance Service

The Group provides auto eInsurance service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q)	Revenue recognition - Continued

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the years ended December 31,
	2021	2022	2023
Revenue recognized at a point in time	$244,646	$266,934	$333,088
Revenue recognized over time	4,589	15,479	30,658
Total revenues	$249,235	$282,413	$363,746

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2022 and 2023.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $3,569 and $3,050 as of December 31, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, the Group recognized $1,053, $1,901 and $3,569 that was included in deferred revenue balance at January 1, 2021, 2022 and 2023, respectively.

(r).	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(s).	Promotional service expenses

Promotional service expenses represent (i) promotional service fee to explore extensive networks of auto service and auto eInsurance service; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging new energy vehicle original equipment manufacturers (“NEV OEMs”) and service providers. These channels have their own users, who are potential business customers. Promotional service expenses are recognized in the period incurred.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(t).	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(u).	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive loss when the grant is received.

For the years ended December 31, 2021, 2022 and 2023, the Group received government grants from the local PRC government authorities aggregately of $1,897, $3,753, $4,959, respectively, among which the government grants related to achievement of annual income tax filling target and value-added tax deduction were $1,729, $3,426, $4,733, respectively, and the awards to high-tech enterprises were $168, $327, $226, respectively.

(v).	Share-based compensation

The Group grants restricted share units (“RSUs”) of SunCar’s subsidiary, SunCar Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

The consideration for the business combination closed on May 17, 2023 included totally 4,800,000 earnout shares (“Earnout Shares”) granted to the management upon the achievement of revenue targets in 2022, 2023 and 2024. Earnout Shares in 2022 was accounted for as part of the consideration of the business combination. The Group recognizes Earnout Shares in 2023 and 2024 for an equity classified award using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares on the grant date.

(w).	Employee benefits

The Group’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(x).	Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2022, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to $972 and $939, respectively, were recognized beginning January 1, 2022 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(y).	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000($14,358). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(z).	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing auto service, auto eInsurance service, and technology service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(aa).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and Is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2022	2023
Balance sheet items, except for equity accounts	6.8972	7.0999

	For the Years Ended December 31,
	2021	2022	2023
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.4508	6.7290	7.0809

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(bb).	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net loss and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(cc).	Earnings/(Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share warrants using the treasury stock method, and earn-out shares. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(dd).	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operations as current and non-current assets of discontinued operations, and current and non-current liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2022 and 2023. The results of operations of discontinued operation for the years ended December 31, 2021, 2022 and 2023 have been reflected separately in the consolidated statements of income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2021, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(ee).	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including auto service business and auto eInsurance business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ff).	Comprehensive loss

Comprehensive loss is comprised of the Group’s net loss and other comprehensive income (loss). The components of other comprehensive income (loss) consist of foreign currency translation adjustments.

(gg).	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 revised the guidance in Subtopic 815-40 to remove the conditions including: (i) settlement in unregistered shares; (ii) collateral; and (iii) shareholder rights. In addition, regarding the condition about failure to timely file in the settlement guidance, ASU 2020-06 clarify that penalty payments do not preclude equity classification. For public companies not eligible to be a smaller reporting company, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years and interim periods beginning after December 15, 2023. Early adoption is permitted. The Company elected to early adopted ASU 2020-06 from January 1, 2023.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. At the same time, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang at the time (Mr. Ye Zaichang has not been affiliated to YSY since August 3, 2022), with the consideration of RMB1. The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group, the disposition was considered as a strategic shift that had a major effect on operations and financial results of the Group. The Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As the disposal of Shengda Group was under common control, the Group recognized additional paid-in capital of $21,059 and non-controlling interest of $2,163 on deconsolidation, which was equal to the difference on the deconsolidation date between: (i) the aggregate of (a) the consideration received, (b) the carrying amount of non-controlling interest in Shengda Group, less (ii) the carrying amount of Shengda Group’s assets and liabilities. No gain or loss was recorded as the result of the disposal. Accordingly, assets, liabilities, interest income and expenses and cash flows have been reclassified into consolidated financial statements as discontinued operations for all periods presented.

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the years ended December 31,
	2021	2022*	2023

Interest income	$1,884	$142	$-
Interest cost	(7,322)	(457)	-
Net interest loss	(5,438)	(315)	-

Operating expenses
Selling expenses	(235)	(22)	-
General and administrative expenses	(12,998)	(760)	-
Total operating expenses	(13,233)	(782)	-

Operating loss	(18,671)	(1,097)	-

Other income (expenses)
Financial expenses, net	(604)	(70)	-
Investment income/(loss)	6	-	-
Other income, net	878	174	-
Total other income, net	280	104	-

Loss before income tax expense	(18,391)	(993)	-
Income tax expense	(9,291)	(1)	-
Loss from discontinued operations, net	(27,682)	(994)	-

Less: Net loss attributable to non-controlling interests	(19)	-	-

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	$(27,663)	$(994)	$-

*	The result of discontinued operations included those of discontinued operations from January 1, 2022 to March 1, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including auto service business and auto eInsurance business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	Year ended December 31, 2021
	Auto service	Auto eInsurance service	Others	Consolidated
Revenues from external customers	$187,880	$56,766	$4,589	$249,235
Depreciation and amortization	$(3,404)	$(578)	$(73)	$(4,055)
Segment income (loss) before tax	$15,891	$(4,256)	$(1,105)	$10,530

	Year ended December 31, 2022
	Auto service	Auto eInsurance service	Others	Consolidated
Revenues from external customers	$199,294	$67,640	$15,479	$282,413
Depreciation and amortization	$(3,452)	$(1,558)	$(68)	$(5,078)
Segment loss before tax	$(8,109)	$(2,212)	$(353)	$(10,674)

	Year Ended December 31, 2023
	Auto service	Auto eInsurance service	Others	Consolidated
Revenues from external customers	$214,979	$118,109	$30,658	$363,746
Depreciation and amortization	$(2,759)	$(1,914)	$(195)	$(4,868)
Segment income (loss) before tax	$16,958	$1,278	$(33,243)	$(15,007)

The total assets from continuing operations by segments as of December 31, 2022 and 2023 were as follows:

	December 31,
	2022	2023
Segment assets
Auto service	$113,992	$136,387
Auto eInsurance service	68,123	66,274
Others	9,853	20,574
Total segment assets from continuing operations	$191,968	$223,235

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2022	2023
Accounts receivable	$110,967	$77,187
Allowance for credit losses	(25,348)	(21,144)
Accounts receivable, net	$85,619	$56,043

The Group recognized bad debt expense of nil and $25,981 for the years ended December 31, 2021 and 2022, and reversed credit losses of $4,112 for the years ended December 31, 2023.

The movement of allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 were as following:

	December 31,
	2022	2023
Balance at the beginning of the year	$-	$25,348
Additions	25,981	-
Reversal	-	(4,112)
Foreign currency translation	(633)	(92)
Balance at the end of the year	$25,348	$21,144

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,
	2022	2023

Advances to suppliers	$4,537	$58,814
Value-added tax (“VAT”) receivables	1,954	2,985
Prepaid financing expense(1)	-	1,442
Advance for deferred cost of Business Combination(2)	1,325	-
Deferred IPO costs	868	-
Others	763	894
Prepaid expenses and other current assets	9,447	64,135
Allowance for credit losses	(177)	(172)
Prepaid expenses and other current assets, net	$9,270	$63,963

(1)	It represented prepaid financing expense related to issuance of GEM Warrants (See Note 12).

(2)

The advance for deferred cost of Business Combination represented the advances to Goldenbridge in form of non-interest-bearing loans, pursuant to the agreement and plan of merger, dated as of May 23, 2022, which provides for a Business Combination between Goldenbridge and Auto Services Group Limited. Such advance was provided to GBRG to extend the period of time for Goldenbridge to consummate the Business Combination and shall become repayable upon closing of the Business Combination, or if Goldenbridge materially breach the agreement.

As of May 17, 2023, the Closing Date, the advance for deferred cost of Business Combination was of $1,499, and was expected to converted into ordinary shares at a price of US$10 per share. As of the date of the report, the Company did not complete the registration and issuance of the shares.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET – Continued

The Group assessed the collectability of other current assets, and recorded $148, nil and $nil provision for doubtful recoveries of advances to suppliers that the collectability is considered remote for the years ended December 31, 2021, 2022 and 2023, respectively.

The movement of allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 were as following:

	December 31,
	2022	2023
Balance at the beginning of the year	$191	$177
Additions	-	-
Foreign currency translation	(14)	(5)
Balance at the end of the year	$177	$172

7.	SOFTWARE AND EQUIPMENT, NET

Software and equipment, net, consisted of the following:

	December 31,
	2022	2023
Cost
Computer software (i)	16,523	22,410
Electronic equipment	10,587	13,161
Vehicles	979	891
Office equipment and furniture	184	180
Leasehold improvements	762	40
Others	733	711
Total	29,768	37,393
Less: accumulated depreciation	(11,277)	(14,927)
Software and equipment, net	$18,491	22,466

(i)

In 2022, hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide auto services and auto eInsurance service to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $4,055, $5,078 and $4,114 for the years ended December 31, 2021, 2022 and December 31, 2023, respectively.

During the years ended December 31, 2021, 2022 and 2023, the Group recorded no impairment loss of software and equipment.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

8.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,
	2022	2023

Private clouds in construction	$13,629	12,012
Prepayment for equipment	794	-
	$14,423	12,012

Other non-current assets primarily consisted of externally purchased private clouds under construction, which were not available for use as of December 31, 2022 and 2023.

9.	BORROWINGS

As of December 31, 2022 and 2023, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest		December 31,
	Rate	Maturity	2022	2023
Huaxia Bank Shanghai Branch Sales Department	4.35%	September to October, 2024	$11,567	$14,087
China Merchants Bank Shanghai Damuqiao Branch(i)	4.00%-5.01%	April to September, 2024	9,961	8,310
Bank of Communications Shanghai Putuo Branch(i)	4.79%	January, 2024	7,249	7,042
Putuo Branch of Shanghai Pudong Development Bank(i)	4.20%	May, 2024	4,350	4,225
Bank of Dalian Shanghai Jing’an Sub-branch(i)	4.80%	November, 2024	4,350	4,225
China Construction Bank Shanghai Jing’an Branch(i)	3.55%-3.65%	February to June, 2024	4,350	4,225
Bank of Beijing Shanghai Branch(i)	3.65%	May, 2024	1,160	4,225
HSBC Bank (China) Limited Shanghai branch(i)	4.85%	March, 2024	-	4,225
China Minsheng Bank Co., LTD. Shanghai branch	3.80%	August, 2024	-	4,225
Bank of China Limited Shanghai Zhabei branch(i)	3.20%-4.57%	May to November, 2024	-	4,155
China CITIC Bank Shanghai Pudian Road Branch(i)	4.50%	January to April, 2024	1,435	4,085
Bank of Nanjing North Bund Branch(i)	5.00%	March, 2024	3,625	3,521
Huangpu Branch of Bank of Shanghai(i)	4.45%	February, 2024	2,900	2,817
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	3.35%	December, 2024	2,610	2,817
Xiamen International Bank Shanghai Jinqiao Branch(i)	5.20%	April, 2024	1,450	2,817
Bank of Ningbo Co., LTD. Shanghai Lianyang branch(i)	4.30%	June, 2024	-	2,817
Industrial Bank Co., LTD. Shanghai Pudong branch(i)	4.95%	April, 2024	-	2,817
Agricultural Bank of China Co., LTD. Shanghai Minhang branch(ii)	3.15%	November, 2024	-	1,408
Guangfa Bank Co., LTD. Shanghai branc(ii)	3.80%	April, 2024	-	986
China Minsheng Bank Shanghai Jiujiang Branch	3.70%-3.85%	January to July, 2023	7,249	-
Bank of Beijing Shanghai Zhangjiang Sub-branch(i)	4.80%	December, 2023	4,350	-
Bank of China Shanghai Gonghexin Road Sub-branch(ii)	3.65%-4.22%	March to November, 2023	4,277	-
Industry bank Shanghai Zhijiang Branch(i)	4.65%-5.05%	February, 2023	2,900	-
Shanghai Rural Commercial Bank Minhang Branch(ii)	5.20%	June, 2023	870	-
Total			$74,653	$83,029

(i)	As of December 31, 2022 and 2023, the bank borrowings of $35,234 and $54,015 were guaranteed by SunCar Online, one of subsidiaries of SunCar.

(ii)	As of December 31, 2022 and 2023, the bank borrowings of $8,047 and $5,211 were guaranteed by Shengda Automobile, one of subsidiaries of SunCar.

The interest expenses were $3,476, $3,809 and $3,666 for the years ended December 31, 2021, 2022 and 2023, respectively. The weighted average interest rates of short-term loans outstanding were 4.98%, 4.89% and 4.45% per annum as of December 31, 2021, 2022 and 2023, respectively.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,
	2022	2023

Technical service fee payable	$438	$2,174
Payroll payable	1,884	820
Value added taxes and other taxes payable	993	750
Subscription amount received for unvested restricted shares	913	592
Other accrued expenses	621	473
	$4,849	$4,809

11.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	December 31,
	2022	2023

Operating lease right-of-use assets, net	$344	$1,280

Lease liabilities - current	$315	$748
Lease liabilities – non-current	-	504
Total operating lease liabilities	$315	$1,252

The components of lease expenses were as follows:

	For the years ended December 31,
	2022	2023
Lease cost
Amortization of right-of-use assets	$619	$754
Interest of operating lease liabilities	29	40
Total Lease cost	$648	$794

Other information related to leases where the Group is the lessee is as follows:

	For the years ended December 31,
	2022	2023

Weighted-average remaining lease term	0.61	1.11
Weighted-average discount rate	4.30%	4.30%

As of December 31, 2023, the following is a schedule of future minimum payments under the Group’s operating leases:

For the year ended December 31,	Operating Leases
2024	$788
2025	510
2026	2
Total lease payments	1,300
Less: imputed interest	(48)
Total	$1,252

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS

GEM Warrant

On November 4, 2022, Auto Service Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Service Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. As of December 31, 2023, the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of US$11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date.

The GEM Warrant met the criteria for equity classification. Pursuant to GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of US$377 for the years ended December 31, 2023.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants in whole, and not in part, at a price of US$0.01 per warrant:

(i)	If, and only if the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 day’s prior written notice of redemption.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS – Continued

Public Warrant and Private Warrant - Continued

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the US$16.50 trigger price as well as the US$11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii)12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028), and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised. For the year ended December 31, 2023, the Group recognized change of fair value of the Private Warrants of $629.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering (See Note 13), the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants were of US$17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS – Continued

Warrant issued in the Follow-on Offering - Continued

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

The table summarize the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2022	-	$-
Issued	12,816,480	10.75
Exercised	(384,806)	11.50
Expired	-	-
Warrants outstanding, as of December 31, 2023	12,431,674	$10.72
Warrants exercisable, as of December 31, 2023	12,431,674	$10.72

As of December 31, 2023, the Company had 12,431,674 warrants outstanding to purchase 9,574,077 Class A Ordinary Shares with weighted average exercise price of US$ 10.72 per share and remaining contractual lives of 4.06 years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

13.	EQUITY

Private Placement

On May 19, 2023, the Company entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (“Anji”) pursuant to which the Company agreed to sell to Anji, and Anji agreed to purchase from the Company, in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company, at the total consideration of US$21,737. The excess of par value per share of the consideration was accounted for as additional paid-in capital of US$21,737.

Shares issued to Trans Asia

Trans Asia Capital Management Ltd. (“Trans Asia”) acted as a finder in seeking appropriate special purpose acquisition companies (“SPACs”) for the Company’s de-SPAC transaction. For its work, Trans Asia received 160,000 Class A Ordinary Shares issued by the Company after the completion of the merger.

Shares converted from the extension cost of GBRG

Before the completion of the Business Combination, Auto Services Group Limited made the payment for Goldenbridge to extend the period of time for Goldenbridge to consummate the Business Combination. As of May 17, 2023, the Closing Date, the advance for deferred cost of Business Combination was of $1,499, and was expected to converted into ordinary shares at a price of US$10 per share. As of the date of issuance of the consolidated financial statements, the Company did not complete the registration and issuance of the shares.

Share Repurchase

On May 17, 2023, SunCar entered into share repurchase agreement with Goldenbridge. Pursuant to the agreement, Goldenbridge’s initial shareholders shall transfer certain ordinary shares to SunCar, depending on the cash retained by Goldenbridge upon the closing of the Business Combination. Since Goldenbridge retained no more than $30,000 in cash immediately after the closing, the Company repurchased 200,000 ordinary shares at a price of $10.00 per share as treasury stock, for an aggregate purchase price of $2,000.

Follow-on Offering

On October 26, 2023, the Company entered into certain securities purchase agreements with certain institutional investors (“Institutional Investors”) for a follow-on offering (the “Follow-on Offering”) of $21 million of Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $8.18 per share (the “Purchase Price”). Pursuant to the Purchase Agreement, the Company issued a total of 2,567,238 Ordinary Shares to the Institutional Investors.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

14.	NON-CONTROLLING INTERESTS

Repurchase of noncontrolling interests

Since 2014, one of the Company’s subsidiary, SunCar Online, was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and the Company owns a majority ownership in SunCar Online. In 2021, a 100% owned subsidiary of the Company, Haiyan, acquired 0.99% of ownership of SunCar Online from non-controlling shareholders via NEEQ capital market. In 2022, Haiyan, and another 100% owned subsidiary of SunCar, Shanghai Feiyou, acquired 0.01% and 0.25% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market, respectively.

Since both Haiyan and Shanghai Feiyou were 100% owned by the Company, the ownership purchase transactions were considered as repurchase of non-controlling interests by the Company in substance. During the year ended December 31, 2021, as a result of the repurchase of 0.99% non-controlling interest of SunCar Online, the Group derecognized non-controlling interest of $948, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $236. During the year ended December 31, 2022, as a result of the repurchase of 0.26% non-controlling interest of SunCar Online, the Group derecognized non-controlling interest of $234, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $276.

Dividend paid to noncontrolling shareholders

On October 26, 2021, SunCar Online declared and paid dividend of RMB102,304 (US$15,859), among which RMB42,702 (US$6,620) was paid to non-controlling shareholders of SunCar Online. The remaining dividends were paid to Haiyan, Shengda Auto Service Group Co., Ltd., Shanghai Lianming Advertising Communication Co., Ltd., and Shanghai Shanda Jiarui Automobile Sales Co., Ltd., which are all 100% owned subsidiaries of the Group, and the payment of the remaining dividends to these subsidiaries were eliminated on the consolidated financial statements of the Group.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

Earnout Shares

The consideration for the Business Combination included earnout share to the management as follows (“Earnout Shares”):

(1)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $258,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and;

(3)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

The Business Combination was completed on May 17, 2023. The Earnout Shares related to the performance condition in 2022, attributable to pre-combination vesting, is substantially part of the consideration in the exchange for the Company. The Earnout Shares related to business performance in 2023 and 2024 are accounted for as share-based compensation under ASC718, using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares of $6.11 per share on the grant date.

For the year ended December 31, 2023, the Group recognized share-based compensation expense related to Earnout Shares of $9,776.

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 (US$3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $1,668, $1,599 and $1,519 of compensation expenses were recorded for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, the unrecognized compensation expense related to restricted shares amounted to 3,038, which will be recognized over a weighted-average period of 1.69 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

Continuing operations:

The income tax provision consisted of the following components:

	For the years ended December 31,
	2021	2022	2023
Current income tax expenses	$2,062	$2,182	$1,871
Deferred income tax (benefit) expense	(1,124)	(1,951)	701
Total income tax expense	$938	$231	$2,572

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2022	2023
Income (Loss) before income tax expense	$10,530	$(10,674)	$(15,007)
Computed income tax expense (benefit) with statutory tax rate	2,632	(2,669)	(3,752)
Additional deduction for research and development expenses	(509)	(635)	(546)
Tax effect of preferred tax rate	(1,389)	1,050	2,264
Tax effect of favorable tax rates on small-scale and low-profit entities	(93)	123	(92)
Tax effect of tax relief	(9)	(7)	(2)
Tax effect of non-deductible items	71	26	77
Tax effect due to the disposal of Shengda Group	-	(3,580)	-
Tax effect of expired tax attribute carryforwards	-	-	165
Tax effect of deferred tax effect of tax rate change	-	129	(40)
Changes in valuation allowance	235	5,794	4,498
Income tax expense	$938	$231	$2,572

As of December 31, 2022 and 2023, the significant components of the deferred tax assets are summarized below:

	December 31,
	2022	2023
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,353	$5,727
Temporary difference in research and development costs	3,738	3,187
Accrued expense	-	402
Net operating loss carried forward	7,676	10,841
Share-based compensation	78	76
Allowance for doubtful accounts	3,802	3,585
Total deferred tax assets	20,647	23,818
Valuation allowance	(7,577)	(11,820)
Deferred tax assets, net of valuation allowance	$13,070	$11,998

Changes in valuation allowance are as follows:

	December 31,
	2022	2023
Balance at the beginning of the year	$2,314	$7,577
Additions	5,436	4,459
Foreign currency translation adjustments	(173)	(216)
Balance at the end of the year	$7,577	$11,820

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately $32,266 and $45,196, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $7,676 and $10,841, respectively, and the Group has recorded valuation allowances of $7,577 and $11,820 as of December 31, 2022 and 2023, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION - Continued

As of December 31, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

2024	$2,243
2025	5,407
2026	5,309
2027	17,708
2028	14,529
Total	$45,196

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2021	2022	2023
Numerator:
Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders	$3,942	$(5,675)	$(26,912)
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(27,663)	(994)	-
Numerator for basic and diluted net loss per share calculation	$(23,721)	$(6,669)	$(26,912)

Denominator:
Weighted average number of ordinary shares	81,600,000	81,600,000	85,441,057

Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$0.05	$(0.07)	$(0.31)

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.34)	$(0.01)	$-

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.29)	$(0.08)	$(0.31)

For the year ended December 31, 2023, warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in 2023 are 876,025.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022 and December 31, 2023:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer

Balances with related parties

Amount due to a related party

	December 31,
	2022	2023
Amount due to a related party, current
Shengda Group
Payables due to the transfer of SunCar Online (1)	$40,854	$-
Other payables (2)	4,710	4,751
	$45,564	$4,751
Amount due to a related party, non-current
Shengda Group
Payables due to the transfer of SunCar Online (1)	$-	$29,688
	$-	$29,688

(1)

On December 3, 2021, Shengda Group transfered all of its equity interest, which was 55.09% as of the transfer date, of SunCar Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SunCar Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. Therefore, the Group reclassified the balance to non-current portion after the extension.

As of December 31, 2023, the Group repaid the debt owed to Shengda Group of $10,000.

(2)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

19.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2021	2022	2023
Percentage of the Group’s total revenue
Customer A	*	*	19%
Customer B	15%	11%	*
Customer C	*	15%	*
Customer H	*	*	18%
Customer I	*	*	11%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2022	2023
Percentage of the Group’s accounts receivable
Customer B	23%	*
Customer C	25%	14%
Customer D	12%	*
Customer E	10%	13%
Customer F	*	11%
Customer G	*	12%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2021	2022	2023
Percentage of the Group’s total purchase
Supplier A	*	*	*
Supplier B	12%	24%	17%
Supplier C	11%	19%	*
Supplier D	10%	16%	23%

*	represent percentage less than 10%

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2023 are payable as follows:

Lease Commitment
Within 1 year	788
1-3 years	512
Total	1,300

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2023 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 was $16,902, which was expected to be paid within 1 year.

21.	SUBSEQUENT EVENTS

Equity Incentive Plan

On March 28, 2024, the board of directors of the Company approved 2024 Equity Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards shall be 8,800,000 shares. All of the 8,800,000 shares have been issued to employees.

The Group has evaluated subsequent events through April 29, 2024, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2022	2023
ASSETS
Cash	$-	$2,025
Prepaid expenses and other current assets, net	-	7,342
Investment in subsidiaries	-	6,716
Total assets	-	16,083

LIABILITIES AND SHAREHOLDERS’(DEFICIT)/EQUITY
Accrued expenses and other current liabilities	-	5
Deficit in investment in subsidiaries	5,284	-
Total liabilities	5,284	5

Shareholders’(deficit)/equity
Class A Ordinary shares* (par value of US$0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2022 and 2023, respectively; 31,971,435 and 40,076,493 Class A Ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	3	4
Class B Ordinary shares* (par value of US$0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2022 and 2023, respectively; 49,628,565 and 49,628,565 Class B Ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	5	5
Additional paid in capital	95,764	144,160
Accumulated deficit	(101,056)	(128,091)
Total shareholders’(deficit)/equity	(5,284)	16,078
TOTAL LIABILITIES AND (DEFICIT)/EQUITY	$-	$16,083

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2021	2022	2023
Operating loss:
Selling expenses	$-	$-	$(1)
General and administrative expenses	-	-	(10,723)
Research and development expenses	-	-	(500)
Share of loss of subsidiaries	(23,721)	(6,669)	(14,581)
Total operating costs and expenses	(23,721)	(6,669)	(25,805)

Financial expenses, net	-	-	(478)
Change of fair value of warrant liabilities	-	-	(629)
Total other loss, net	-	-	(1,107)

Loss before income tax expense	(23,721)	(6,669)	(26,912)
Income tax expense	-	-	-
Net loss	$(23,721)	$(6,669)	$(26,912)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

	For the years ended December 31,
	2021	2022	2023
Cash flows used in operating activities	$-	$-	$(1,177)
Cash flows used in investing activities	-	-	(6,000)
Cash flows provided by financing activities	-	-	9,202
Net increase in cash	-	-	2,025
Cash at beginning of year	-	-	-
Cash at end of year	$-	$-	$2,025